WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

October 24, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

SITE ACQUISITION STRATEGY FOR CALIFORNIA

Western Wind Energy Corporation has reviewed the wind energy marketplace across the United States and has determined to seek new wind energy development opportunities in California. The strategy is focused at 30 sites totaling over 1,200 Megawatts.

With the passage of SB 107 (Senate Bill 107) in the California Legislature and the subsequent execution by Governor Schwarzenegger making SB 107 law, California is poised to increase its use of renewable energy to 20% of its total retail electric load by 2010. Further, SB 107 contemplates the unbundling of RECs (renewable energy certificates) setting the stage for an independently traded green tag market in the State of California. In short, a developer such as Western Wind Energy can sell its power in a location adjacent to a small municipality and have the green tags purchased by another regional utility seeking to meet the renewable portfolio standard of 20%. The California Energy Commission ("CEC") has been tasked with regulating this market and as such, the wind energy community is eagerly awaiting the outcome of the CEC's progress.

To provide an order of magnitude to this strategic site acquisition agreement, a Canadian province such as Manitoba has issued a call to tender for up to 1,000 megawatts of renewable energy. Once these tenders have been satisfied and 1,000 megawatts of new renewable energy facilities (mainly wind energy) is built in Manitoba, additional opportunities in Manitoba will be mainly exhausted due to the small population base and the lack of substantial high voltage transmission infrastructure to move the green energy to markets in other regions. This is a dramatic difference from the opportunity Western Wind Energy now has in the State of California through this Strategic Site Acquisition Agreement. California has over 30 million people consuming over 50,000 megawatts of peak load. Internal California energy consumption is growing by between 500 to 1,000 megawatts per year making California the premium wind energy market in the world.

Thus Western Wind Energy envisions a highly favorable market for acquiring new properties across California.

A key goal will be to focus on diverse regions of the state, outside traditional wind development areas such as the Altamont, Tehachapi, and San Gorgonio Pass (Palm Springs) regions. These are unique site locations specifically oriented to the local environment.

Guidance for land acquisition will be provided by Mr. Richard Simon, who has been active in the California wind industry since 1977, when he co-authored the first formal wind resource study of the state. Mr. Simon has been principal investigator of various wind energy research studies for the National Renewable Energy Laboratory (NREL), including the California/Nevada wind energy atlas. In recent years, he has been one of five reviewers of the NREL wind maps being prepared for most of the United States. He has personally sited approximately 4000 megawatts of operating wind farms across five continents.

Jeff Ciachurski, CEO of Western Wind Energy Corporation, states, "we are pleased to have Rich Simon act as our consulting meteorologist for this land acquisition effort. His intimate knowledge of all California through 30 years of professional and academic work provides us a unique opportunity to expand our California land holdings."

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.